UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

TXU THRIFT PLAN

Commission File No. 1-12833

______________________

TXU Corp.

ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201-3411
(214) 812-4600

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

TABLE OF CONTENTS
Page
FINANCIAL STATEMENTS
The following statements are furnished for the Plan:
Statements of Net Assets Available for Benefits, December 31, 2005 and 2004	1
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2005 and 2004	2
Notes to Financial Statements	3
Supplemental Schedules: Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year), December 31, 2005	12
Form 5500, Schedule H, Part IV, Line 4j Schedule of Reportable Transactions, For the Year Ended December 31, 2005	15
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16
SIGNATURE	17

EXHIBIT The following exhibit is filed herewith: Exhibit 23(a) Consent of Independent Registered Public Accounting Firm

(i)

TXU THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments - at fair value	$1,458,669,824	$1,346,754,077
Investment in participant loans receivable	34,905,835	35,584,524
Pending sales of securities	─	1,299,793
Cash	─	165,026
Receivable from Employer-corporation	6,106,387	7,998,773
Dividends receivable	7,162,656	7,212,903
Interest receivable	699,957	405,904
Total assets	1,507,544,659	1,399,421,000

LIABILITIES
Note payable	220,410,000	228,670,000
Accrued interest payable	4,757,478	4,889,768
Pending purchases of securities	116,356	1,788,476
Total liabilities	225,283,834	235,348,244

NET ASSETS AVAILABLE FOR BENEFITS	$1,282,260,825	$1,164,072,756

See Notes to Financial Statements.

TXU THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2005	2004
Additions:
Net investment income:
Dividends	$32,377,003	$23,047,316
Interest	7,437,328	6,579,270
Net investment income	39,814,331	29,626,586

Net appreciation in fair value of investments	385,116,625	656,858,463

Contributions:
Participating employees’ savings	40,389,650	48,153,500
Employer-corporations	20,450,965	41,129,910
Total contributions	60,840,615	89,283,410

Total additions	485,771,571	775,768,459

Distributions and expenses:
Distributions	345,426,833	289,779,576
Interest expense and other fees	22,156,669	23,066,000

Total distributions and expenses	367,583,502	312,845,576

Net additions	118,188,069	462,922,883

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,164,072,756	701,149,873
End of year	$1,282,260,825	$1,164,072,756

See Notes to Financial Statements.

TXU THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

The following description is provided for general information purposes only. Reference should be made to the TXU Thrift Plan (Plan) document for more complete information.

General - The Plan is a defined contribution plan established in 1968 by TXU Corp. and its participating subsidiaries (Employer-corporations). The TXU Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. served as trustee (Trustee) and was custodian of the assets of the Plan during 2005 and 2004. Mellon Human Resources and Investor Solutions (formerly named Dreyfus Retirement Services), a subsidiary of the Trustee, served as record-keeper for the Plan in 2004 and through April 29, 2005. Hewitt Associates served as record-keeper for the remainder of 2005. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision (see Note 3). The Plan was later amended in 1993 to establish a pretax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). Effective January 1, 2002, the Plan was amended to incorporate certain discretionary amendments to the Plan, including an increase in the Employer matching contribution, increased flexibility for participants in effecting Plan withdrawals and diversification, and the designation of all Plan assets invested in TXU Corp. common stock as an employee stock ownership plan in addition to the leveraged stock ownership component of the Plan, and to reflect the relevant provisions (not previously included in the Plan) of various new laws and regulations. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is intended to be a participant-directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations is entirely voluntary.

The Plan was amended in 2005 to (1) specify that the leveraged employee stock ownership plan loan portion of the Plan may be repaid with dividends paid on shares of TXU Corp. common stock, which shares have been allocated to participant accounts and were acquired with the proceeds of the loan, (2) provide for a cash component under the TXU Corp. common stock fund investment alternative in order to facilitate unitized recordkeeping of such fund, and (3) eliminate the provisions requiring automatic distributions to former participants’ account balances of $5,000 or less, in order to comply with certain IRS requirements.

In 2005, the Plan included 16 participant-directed investment options:

•	TXU Corp. Common Stock Fund - option to invest in units of TXU Corp. common stock with a small cash component for liquidity purposes;
•
Interest Income Fund - is managed by Standish Mellon Asset Management and invests in contracts with insurance companies and other financial institutions and in a diversified group of high-quality, fixed income investments that are held by the plan within contracts that are intended to minimize market volatility;

•	Bond Index Fund - purchases Institutional class shares in the Vanguard Total Bond Market Index Fund, which focuses on intermediate-term bonds;
•	Active Bond Fund - purchases Institutional Class shares in the PIMCO Total Return Fund;
•	Balanced Fund - purchases units in the Dodge & Cox Balanced Fund, which consists primarily of investments in equity securities, fixed income securities and money market obligations;
•	Large Cap Value Equity Fund - purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
•	Large Cap Equity Index Fund - purchases Institutional class shares in the Vanguard Institutional Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
•
Large Cap Growth Equity Fund - purchased units in the Riversource AXP New Dimensions Fund, Y Class, until December 15, 2005 when units in the Riversource AXP New Dimensions Fund were exchanged for Admiral shares in the Vanguard Morgan Growth Fund; these funds invest primarily in common stocks of companies showing potential for significant growth, and also invest in foreign securities;

•	Mid Cap Value Equity Fund - purchases I Class shares in the Hotchkis & Wiley Mid Cap Value Fund;
•	Mid-Small Cap Equity Index Fund - purchases Admiral shares in the Vanguard Extended Market Index Fund;
•	Mid Cap Growth Equity Fund - purchases units in the Artisan Mid Cap Fund;
•
Small Cap Value Equity Fund - purchases Institutional Class shares in the American Beacon Small Cap Value Fund which invests primarily in equity securities issued by companies with market capitalization within the range of securities in the Frank Russell 2000 Index (prior to March 1, 2005, the fund was known as the American AAdvantage Small Cap Value Fund);

•	Small Cap Growth Equity Fund - purchases Admiral shares in the Vanguard Explorer Fund;
•
International Value Equity Fund - purchases Institutional Class shares in the American Beacon International Equity Fund which invests primarily in equity securities of foreign issuers (prior to March 1, 2005, the fund was known as the American AAdvantage International Equity Fund);

•
International Equity Index Fund - purchased units in the Fidelity Spartan International Index Fund until March 1, 2005 when units in the Fidelity Spartan International Index Fund were exchanged for Institutional Class shares in the American Beacon International Equity Index Fund, which invests primarily in equity securities of large foreign companies; and

•
International Growth Equity Fund - purchased units in the Fidelity International Growth and Income Fund until March 1, 2005 when units in the Fidelity International Growth and Income Fund were exchanged for Institutional Class shares in the MFS Institutional International Equity Fund, which invests primarily in equity securities of large foreign companies showing potential for significant growth.

Eligibility, Participation and Employee Savings - Effective January 1, 2002, all employees of a participating Employer-corporation are eligible to participate in the Plan upon employment except nonresident alien employees who receive no earned United States sourced income, leased employees, or any individuals who are treated by or characterized in the internal records of an Employer-corporation as independent contractors, loaned employees, staff augmentation personnel, or scope of work contractors, or individuals who perform services for an Employer-corporation under a special arrangement with a third party, regardless of any determination by the Internal Revenue Service (IRS), other governmental agency, or a court or other tribunal, that any such individual is, or was, a common law employee of an Employer-corporation for any period of time.

Under the Plan, except as limited by law, a participating employee may invest a specified percentage of salary or wages each payroll period, either through pretax salary deferral or after-tax payroll deduction. The first 6% of regular salary or wages that a participant saves is known as Basic Employee Savings. Savings above 6% are known as Supplemental Employee Savings. The total of Basic and Supplemental Employee Savings is known as Employee Savings. The maximum amount of Employee Savings, both pretax and after-tax, which may be made under the Plan is: (i) the maximum amount by federal law (i.e., the lesser of $42,000 and $41,000 for 2005 and 2004, respectively or 100% of eligible compensation) for participants earning less than the IRS threshold for determining “highly compensated employees”; and (ii) 16% of regular salary or wages (6% Basic Employee Savings plus up to 10% Supplemental Employee Savings) for participants earning more than the IRS threshold for determining “highly compensated employees”.

Federal law limits the amount a participant may save on a pretax basis ($14,000 and $13,000 per year in 2005 and 2004, respectively). However, effective January 1, 2002, a participant who is eligible to make pretax salary deferrals and attained age 50 before the close of the Plan year may make an additional pretax catch-up contribution each year. This catch-up limit was $4,000 and $3,000 in 2005 and 2004, respectively for participants who reached age 50 during the respective Plan year. The Plan year begins January 1 and ends December 31.

Subject to certain conditions, a participant may transfer or rollover to the Plan cash amounts distributed or distributable from an individual retirement account (IRA) or a qualified retirement plan. Only taxable contributions held in an IRA may be transferred or rolled over from an IRA, while taxable and nontaxable contributions may be transferred or rolled over from a qualified retirement plan.

Employer-Corporation Matching Contributions - Effective January 1, 2002, Employer-corporation matching contributions are made in an amount equal to 100% of Basic Employee Savings for those participants who are covered under the cash balance formula of the TXU Retirement Plan and 75% of Basic Employee Savings for employees who are covered under the traditional defined benefit formula of the TXU Retirement Plan. No Employer-corporation contributions are made with respect to Supplemental Employee Savings.

Investment of Funds - All employer matching contributions are invested in TXU Corp. common stock and are subject to certain withdrawal and diversification rights. Dividends paid on TXU Corp. common stock allocated to a participant’s account are reinvested in TXU Corp. common stock unless the participant elects to receive the dividend in cash. Each participant may invest his/her Employee Savings, in 1% increments, among the various available investment options.

All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

A participant may diversify investments of Employee Savings among the available investment funds under the Plan at any time by liquidating the investments attributable to such Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant’s employer matching contributions account (reduced by amounts previously so diversified). At age 60 and thereafter, a participant may annually diversify up to 50% of such employer matching contributions account (reduced by amounts previously so diversified). Additionally, effective January 1, 2002, participants may effectively diversify their employer matching contributions amount at any time by making a total withdrawal of such accounts. See below for information regarding withdrawal from the Plan. Also, see Note 8, Subsequent Events.

Unit Values - Participants do not have beneficial ownership in specific securities or other assets in the Interest Income funds, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

Voting of Common Stock - Participants who hold TXU Corp. common stock in their account may give the Trustee confidential written instructions with respect to the voting of those shares at any shareholders meeting. The unallocated TXU Corp. common stock held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee at its discretion unless otherwise directed pursuant to a voting procedure agreement between TXU Corp. and the Trustee.

Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

Participants are fully vested in all amounts in their accounts (i.e., pretax contributions, after-tax contributions, employer matching contributions, rollover contributions and all earnings and dividends thereon).

A participant who terminates employment may retain the funds in the Plan or withdraw them at any time; however, the participant must begin withdrawals no later than April 1st following the later of the calendar year in which the participant attains age 70 ½ or the calendar year in which the participant retires. To avoid immediate taxation, a withdrawal made upon termination may be rolled into an IRA or a qualified retirement plan sponsored by another employer, provided that the other qualified retirement plan accepts rollovers. Terminated participants who leave their account in the Plan are charged a monthly administrative maintenance fee.

Participants may make partial or total withdrawals from their rollover and after-tax contribution accounts at any time and for any reason. Participants may make withdrawals from pretax contribution accounts upon termination of employment or attainment of age 59½. Participants may make total withdrawals of their employer matching contributions account at any time. Additionally, participants who meet certain qualifications defined by the IRS may make hardship withdrawals. Participants who received a hardship withdrawal on or after June 1, 2002, may not contribute to the Plan for a period of six months.

Participants making withdrawals may choose from the following optional forms of payment: (a) shares of TXU Corp. common stock and/or publicly traded fund units (to the extent permitted by the fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of (a) and (b).

Unclaimed Terminated Participants’ Accounts - As a result of the merger of the TXU EN$AVE Plan into the Plan effective December 31, 2001, the Plan has a segregated account of amounts payable to terminated participants of the former ENSERCH Corporation (ENSERCH) Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate. Included in net assets available for benefits as of December 31, 2005 and 2004 was $1,598,980 and $1,181,109, respectively, of TRASOP unclaimed terminated participants’ benefits, of which $505,800 and $477,987, respectively, was invested in the Mellon Bank Cash Management Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

Federal Income Taxes - TXU Corp. has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code. The Plan received its last favorable determination letter from the IRS on November 29, 2002.

Based on the Code and regulations issued pursuant thereto:

(a)
Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

(b)
After-tax Employee Savings are not deductible on the participant's federal income tax return and are included in the participant’s gross compensation as reported on Form W-2. After-tax Employee Savings are not taxable when distributed from the Plan.

(c)	Pretax Employee Savings reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

(d)
Withdrawals of after-tax employee savings which were contributed to the Plan prior to January 1, 1987 represent a return of employee savings and are not taxable to the participant when withdrawn. Withdrawals of after-tax employee savings contributed to the Plan after December 31, 1986 are considered to include, for income tax purposes, an amount of taxable income.

(e)
A total withdrawal generally results in taxable income to the participant equal to the gross distribution, less after-tax Employee Savings. However, if the total withdrawal meets the lump sum distribution requirements of the Code: (i) any net unrealized appreciation in the value of TXU Corp. common stock distributed by the Plan may be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

(f)
The total or partial withdrawal may generally be rolled over to an IRA or other eligible retirement plan and payment of taxes may thereby be deferred. Taxable amounts not rolled over may be subject to automatic income tax withholding of 20%. Dividends distributed are not eligible for rollover and are not subject to tax withholding of 20%. Hardship withdrawals are not eligible for rollover.

Participants are encouraged to consult their individual tax and financial advisors and to determine in advance the effect on their federal income tax liability of receiving distributions from the Plan.

Amendment, Modification, Suspension and Termination - It is the intention of TXU Corp. to continue the Plan indefinitely; however, TXU Corp., by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon prior notice.

In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Employee Savings, rollovers or Employer-corporation contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

In accordance with the American Institute of Certified Public Accounting Audit and Accounting Guide related to employee benefit plans, the Plan does not reflect as liabilities $1,148,000 and $2,000 at December 31, 2005 and 2004, respectively, of participant requested distribution amounts that had not been paid before the Plan year end.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment instruments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment instruments, it is reasonably possible that changes in the values of investment instruments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Valuation of Investment Securities - Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon the closing sales prices of recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund’s insurance contracts and the financial institution investment contracts are stated at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:

	2005	2004

Contract value of assets as of December 31	$112,331,514	$111,987,746
Fair value of contract assets as of December 31	$111,809,240	$113,859,105
Weighted average yield of assets on December 31	4.50%	4.33%
Return on assets for 12 months ended December 31	4.42%	4.38%

Expenses - All costs and expenses of the Plan and its administration, except expenses incurred in the generation and administration of participant loans, the disposition of investments in TXU Corp. common stock and the cash distributions of dividends on TXU Corp. common stock which are paid by participants, are paid by the Employer-corporations.

Stock Split - In 2005, TXU Corp.’s board of directors declared a two-for-one stock split effected in the form of a 100 percent stock dividend. The stock split entitled each shareholder of record at the close of business on November 18, 2005, to receive one additional share for every outstanding share of TXU Corp. common stock they held on that date. The additional shares resulting from the stock split were distributed on December 8, 2005. Share amounts for TXU Corp. common stock presented in these financial statements reflect the two-for-one split.

3.   LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 from an unaffiliated lender in the form of a note payable and purchased 14,285,714 shares of TXU Corp. common stock in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by TXU Corp. later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 2005 and 2004, the note payable bore interest at a fixed rate of 9.81%. The fair value of the note payable at December 31, 2005 was $252,811,294, calculated using the discounted cash flow method. The note payable is collateralized by 6,607,678 unallocated shares of TXU Corp. common stock held by the Trustee and included in the Plan’s net assets at December 31, 2005.

The LESOP shares are held by the Trustee until released for allocation to participants' accounts. The shares are released proportionally based on current debt service payments, including interest, to the total of debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The fair value of shares released reduces the cash requirements of the Employer-corporations for their matching obligation under the Plan. During the 2005 and 2004 Plan years, 572,730 and 557,104 LESOP shares, respectively, were released for allocation to participant accounts.

4.   INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at either December 31, 2005 or 2004 are as follows:

		Percent		Percent
	December 31,	Of Net	December 31,	Of Net
	2005	Assets	2004	Assets
TXU Corp. common stock (2005 — 17,336,894 shares; 2004 — 24,687,474 shares)	$870,138,710	67.9	$796,911,661	68.5
Fidelity Equity-Income Fund	78,146,672	6.1	85,496,563	7.3
Dodge & Cox Balanced Fund	68,494,339	5.3	50,415,818	4.3
Vanguard Institutional Index Fund	62,861,648	4.9	70,810,100	6.1
Vanguard Morgan Growth Fund, Admiral shares (a)	58,329,743	4.5	75,677,809	6.5

(a)	On December 15, 2005, units in the Riversource (formerly American Express) AXP New Dimensions Fund were exchanged for Vanguard Morgan Growth Fund, Admiral shares.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2005	2004

TXU Corp. common stock	$367,417,259	$622,786,254
Mutual funds	18,130,733	34,194,446
Other	(431,367)	(122,237)
Total	$385,116,625	$656,858,463

5.   NONPARTICIPANT-DIRECTED INVESTMENTS

All Employer-corporation contributions are invested in TXU Corp. common stock. TXU Corp. common stock is also one of the 16 participant-directed investment options. In accordance with the American Institute of Certified Public Accountants’ Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, all investments in TXU Corp. common stock within the Plan are considered to be nonparticipant-directed investments for disclosure purposes. Net assets available for benefits and changes in net assets available for benefits relating to nonparticipant-directed investments in TXU Corp. common stock are as follows:

	December 31,
	2005	2004
Assets
Investments - at fair value	$877,635,450	$798,107,783
Other assets	12,170,850	15,016,498
Total assets	889,806,300	813,124,281

Liabilities
Note payable	220,410,000	228,670,000
Other liabilities	4,753,231	6,319,165
Total liabilities	225,163,231	234,989,165

Net assets available for benefits	$664,643,069	$578,135,116

	Year Ended December 31,
	2005	2004
Changes in net assets available for benefits:

Additions (deductions):
Dividends and interest	$24,436,639	$13,315,150
Contributions:
Participating employees’ savings	5,985,209	9,642,318
Employer-corporations	20,450,965	41,129,910
Net appreciation in fair value	367,417,259	622,786,254
Transfers to other investments	(59,438,767)	(91,877,353)
Total additions	358,851,305	594,996,279

Distributions and expenses:
Distributions to participants	250,274,591	164,768,056
Interest expense and other fees	22,068,761	23,191,045
Total distributions and expenses	272,343,352	187,959,101

Net increase in net assets available for benefits	$86,507,953	$407,037,178

6.   PARTICIPANT LOANS RECEIVABLE

The Plan includes a loan feature allowing participants to borrow up to 50% of their pretax employee savings, employer matching contributions and rollover contributions and repay the loan with after-tax payroll deductions. A participant may not have more than two outstanding loans at one time. The minimum amount of a Plan loan is $1,000 and the maximum is $50,000 less the highest outstanding loan balance in the preceding 12-months. Participants may repay the loan back into their account(s) over a period of one to five years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the prime lending rate published in the Wall Street Journal on the first business day of the month plus 2.0%. During 2005 and 2004, the interest rate was between 7.25% and 9.00% and 6.00% and 7.00%, respectively.

7.   COMMITMENTS AND CONTINGENCIES

In November 2002 and February and March 2003, three lawsuits were filed in the United States District Court for the Northern District of Texas asserting claims under ERISA on behalf of a putative class of participants in and beneficiaries of various employee benefit plans of TXU Corp. These ERISA lawsuits have been consolidated, and a consolidated complaint was filed in February 2004 against TXU Corp., the directors of TXU Corp. serving during the putative class period as well as members of the TXU Thrift Plan Committee comprised of Peter B. Tinkham, Kirk R. Oliver, Biggs C. Porter, Diane J. Kubin, Barbara B. Curry and Richard R. Wistrand. The plaintiffs seek to represent a class of participants in such employee benefit plans during the period between April 26, 2001 and October 11, 2002. The plaintiffs filed an initial motion for class certification and, after class certification discovery was completed, the Court denied plaintiffs’ initial class certification motion without prejudice and granted plaintiffs’ leave to amend their complaint. Plaintiffs’ second class certification motion was filed on the basis of their amended complaint and was also denied and the case was ordered dismissed without prejudice on September 29, 2005. The plaintiffs have filed an appeal of the dismissal to the Fifth Circuit Court of Appeals. TXU Corp. believes the claims are without merit and intends to vigorously defend the lawsuit. TXU Corp. is, however, unable to estimate any possible loss or predict the outcome of this action in the event the Fifth Circuit reverses the dismissal or the suit is refiled by the plaintiffs or others seeking to assert similar claims.

8.   SUBSEQUENT EVENTS

        Effective January 1, 2006, the Plan was amended to:

•
allow participants to diversify their investments by immediately liquidating the TXU Corp. common stock received as the Employer-corporation contribution into their employer matching account and reinvesting the proceeds into any of the other funds available under the Plan, eliminating the current more limited annual employee stock ownership plan diversification process;

•
permit outstanding Plan loans to be transferred as a plan asset from the Plan to a new plan as part of a transfer or rollover of participant accounts required or allowed by any future corporate transactions;

•
provide that employee stock ownership plan surplus allocations (i) be made on the basis of the percentage of a participant’s compensation to the aggregate participant compensation and (ii) be allocated (a) in Plan Year 2005, among all participants maintaining an account balance at December 31, 2005 and (b) in Plan Year 2006 and thereafter, among all active employees participating in the Plan with an account balance at December 31, 2006 and each December 31st thereafter;

•	adopt two newly permitted events for a participant to receive a hardship distribution: (i) a family member’s funeral expenses and (ii) repair of damage to a primary residence;
•	change nonhighly compensated employee maximum deferrals from 100% to 75% of base pay;
•	eliminate the distinction between Basic and Supplemental deferrals and treat both collectively as Employee Savings; and
•	clarify that the Employer-corporation contribution is on the first six percent of deferred compensation, with the elimination of the distinction between Basic and Supplemental deferrals.

TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR),

DECEMBER 31, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [1]
COMMON STOCK FUND [2]

Common Stock
TXU Corp. [3]	17,336,894 Shares, no par value	$309,678,965	$870,138,710

Money Market Funds
Mellon Bank, N.A. [3]	Cash management fund - 7,496,740 units		7,496,740

TOTAL COMMON STOCK FUND			877,635,450

INTEREST INCOME FUND

Value of Interest in General Accounts
New York Life Insurance Company	Contract No. GA 31774, 2.83%, due 2007		1,338,156

Travelers Insurance Company	Contract No. GR 18039, 5.90%, due 2006		1,805,842

Travelers Insurance Company	Contract No. GR 18541, 3.71%, due 2008		1,539,586

Security Life Denver Insurance Company	Contract No. SA 0323, 4.28%, due 2006		1,078,170

Security Life Denver Insurance Company	Contract No. SA 0485, 3.93%, due 2008		1,495,970

Ohio National Life Insurance Company	Contract No. GP 5397, 3.83%, due 2008		1,109,374

GE Capital Assurance Company	Contract No. GS 3830, 3.22%, due 2008		1,888,161

Total Value of Interest in General Accounts			10,255,259

Money Market Funds
Mellon Trust of New England[3]	Cash management fund, 1,366,962 units		1,366,962
Mellon Stable Value Fund[3]	Series Z fund 4,173,743 units		4,173,743

Total Money Market Funds			5,540,705

Corporate Debt
Bank of America	Contract No. 03-067, 4.63%, due 2011		9,658,146

UBS AG	Contract No. 6002, 4.18%, due 2011		16,297,881

Total Corporate Debt			25,956,027

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value [1]

Other
IXIS Financial Product	Contract No. WR 1296-04, 4.14%, due 2011		$7,462,394

Monumental Manager Trust	Contract No. BDA 00284TR, 5.05%, due 2008		29,946,712

Rabobank Nederland	Contract No. 099901, 3.45%, due 2010		2,003,715

Rabobank Nederland	Contract No. 06021, 4.43%, due 2008		18,987,021

Rabobank Nederland	Contract No. 070301, 5.18%, due 2008		2,550,503

AIG Financial Products	Contract No. 543455, 4.22%, due 2008		9,629,178

Total Other			70,579,523

TOTAL INTEREST INCOME FUND			112,331,514

BOND INDEX FUND

Vanguard Total Bond Market Index Fund	2,173,695 Institutional shares		21,867,367

ACTIVE BOND FUND

PIMCO Total Return Fund	948,323 Institutional Class shares		9,957,389

BALANCED FUND

Dodge and Cox Balanced Fund	842,074 units		68,494,339

LARGE CAP VALUE EQUITY FUND

Fidelity Equity - Income Fund	1,480,611 units		78,146,672

LARGE CAP EQUITY INDEX FUND

Vanguard Institutional Index Fund	551,370 Institutional shares		62,861,648

LARGE CAP GROWTH EQUITY FUND

Vanguard Morgan Growth Fund	1,062,086 Admiral shares		58,329,743

MID CAP VALUE EQUITY FUND

Hotchkis & Wiley Mid Cap Value Fund	2,045,865 I Class shares		57,693,379

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Shares, Units, Par or Maturity Value	Cost	Current Value[1]
MID−SMALL CAP EQUITY INDEX FUND

Vanguard Extended Market Index Fund	303,651 Admiral shares	$10,409,139

MID CAP GROWTH EQUITY FUND
Artisan Mid Cap Fund	255,215 units	7,891,246

SMALL CAP VALUE EQUITY FUND

American Beacon Small Cap Value Fund	2,117,107 Institutional Class shares	43,188,980

SMALL CAP GROWTH EQUITY FUND

Vanguard Explorer Fund	104,144 Admiral shares	7,280,672

INTERNATIONAL VALUE EQUITY FUND

American Beacon International Institutional Fund	1,142,649 Institutional Class units	23,721,396

INTERNATIONAL EQUITY INDEX FUND

American Beacon International Index Fund	447,701 Institutional Class shares	4,624,753

INTERNATIONAL GROWTH EQUITY FUND

MFS Institutional International Equity Fund	761,675 Institutional Class shares	13,123,659

LOAN FUND

Participant Loans Receivable [4]		34,905,835

MONEY MARKET FUND

Mellon Bank, N.A. [3] Cash Management Fund	1,112,478 units	1,112,478

TOTAL ALL FUNDS		$1,493,575,659

_______________
¹ Current value for the Interest Income Fund is based on contract value.
² Nonparticipant-directed
³ Party-in-Interest
4 The rate of interest charged is the Trustee’s current prime lending rate plus 2.0%. During 2005, the rate of interest charged was between 7.25% and 9.00%. Maturities range from one to five years for general purpose loans and up to 15 years for a primary home loan.

TXU THRIFT PLAN - SUPPLEMENTAL INFORMATION

FORM 5500, SCHEDULE H, PART IV, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets:

Series of Transactions:

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain / (Loss)

Various	TXU Corp. Stock	$—	$247,772,530	$—	$98,645,375	$247,772,530	$149,127,155

_____________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TXU Thrift Plan Committee
TXU Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the TXU Thrift Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 27, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the TXU Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    TXU THRIFT PLAN

                                                    By /s/ Riz Chand____________
                                  Riz Chand,
                                  Senior Vice President of Human Resources

June 27, 2006